FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of the Notice of Holding the 135th Ordinary General Meeting of Shareholders.

2.	Press release dated June 21, 2004 regarding appointment of new executive officer accompanying planned merger of Hitachi, Ltd., TOKICO LTD. and Hitachi Unisia Automotive, Ltd.

3.	Translation of the Report on the Matter Reported and Resolutions Adopted at the 135th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date June 30, 2004	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

(Translation)

Hitachi, Ltd.

6, Kanda-Surugadai 4-chome

Chiyoda-ku, Tokyo

June 1, 2004

To Our Shareholders

Re: Notice of Holding the 135th Ordinary General Meeting of Shareholders

Dear Sir/Madam:

This is to inform you that the 135th Ordinary General Meeting of Shareholders of Hitachi, Ltd. (the “Company”) will be held as follows:

1. Date	Thursday, June 24, 2004 at 10:00 a.m.

2. Location	Higashi-Ochanomizu Building
29, Kanda-Awajicho 2-chome, Chiyoda-ku, Tokyo

3. Agenda

Reporting Matter

Report on the Business Report, the Statement of Income and the Appropriation of Retained Earnings for the 135th Business Term (from April 1, 2003 to March 31, 2004) and the Balance Sheet as of March 31, 2004

Matters to Be Resolved

Item No. 1	Amendment to the Articles of Incorporation
Item No. 2	Election of 14 Directors due to expiration of the term of office of all Directors
Item No. 3	Issuance of stock acquisition rights for the purpose of granting stock options

Very truly yours,

Etsuhiko Shoyama

President and Chief Executive Officer

The Business Report, the Balance Sheet, the Statement of Income, the Appropriation of Retained Earnings, the Transcripts of Accounting Auditors’ Audit Report and the Audit Committee’s Audit Report to be provided along with the Notice of Holding the General Meeting of Shareholders, reference information regarding exercise of right to vote on resolutions and the substance of agenda Items No. 1 and 3 are included in the following pages.

Aggregate number of voting rights owned by shareholders 3,261,425 (As of March 31, 2004)

Matters to Be Resolved

Item No. 1 Amendment to the Articles of Incorporation

Pursuant to the “Law to Amend Part of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha” (2003 Law No. 132), a company may repurchase its own shares by resolution of the board of directors if it has a relevant provision in its articles of incorporation.

The Company hereby proposes that in order to enable it to repurchase its own shares swiftly as part of its policy on distribution to shareholders based on a consideration of its financial conditions, market conditions and other relevant factors, required amendment be made to the Articles of Incorporation, as described below:

Currently in Force	Proposed Amendment (underlined)	Reason for Amendment
(to be established)

Article 7. (Repurchase of its own shares)

The Company may repurchase its own shares by resolution of the Board of Directors pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.

The Company intends to have a provision to enable it to repurchase its own shares by resolution of the Board of Directors with the aim of the swift implementation of the Company’s capital policy.

Article 7 to Article 33. (provisions omitted)	Article 8 to Article 34. (provisions omitted)	The Company intends to change the numbering of these Articles by increasing one number each.

Item No. 2 Election of 14 Directors due to expiration of the term of office of all Directors

Due to expiration at the close of this Meeting of the term of office of all the present Directors, it is proposed that Directors be elected. Election of Directors shall not be made in accordance with cumulative voting, in conformity with the provision of the Articles of Incorporation of the Company.

Candidates for Directors are as follows. All candidates have agreed to take office as Directors assuming that they are elected at this Meeting.

No.	Name (Date of Birth)	Principal Occupation	Brief Personal History		Outstanding Shares of Hitachi, Ltd. Owned	Conflict of Interest
shares
1	Tsutomu Kanai (Feb. 26, 1929)	Chairman of the Board, Hitachi, Ltd.	5/1958 6/1985 6/1987	Joined Hitachi, Ltd. Executive Managing Director Senior Executive Managing Director	76,500	None
			6/1989	Executive Vice-President and Director
			6/1991	President and Representative Director
			4/1999	Chairman of the Board and Representative Director
			6/2003	Chairman of the Board

2	Etsuhiko Shoyama (Mar. 9, 1936)	Representative Executive Officer President, Chief Executive Officer and Director, Hitachi, Ltd.	4/1959 6/1991 6/1993 6/1995	Joined Hitachi, Ltd. Director Executive Managing Director Senior Executive Managing Director	69,000	None
			6/1997	Executive Vice-President and Representative Director
			4/1999	President and Representative Director
			6/2003	Representative Executive Officer, President, Chief Executive Officer and Director

3	Yoshiki Yagi (Feb. 27, 1938)	Director, Hitachi, Ltd.	4/1960 6/1991 6/1993 6/1997	Joined Hitachi, Ltd. Director Executive Managing Director Senior Executive Managing Director	68,250	None
			4/1999	Executive Vice President and Representative Director
			6/2003	Representative Executive Officer, Executive Vice President, Executive Officer and Director
			4 /2004	Director

4	Kotaro Muneoka (Oct. 30, 1940)	Director, Hitachi, Ltd.	4/1964	Joined Hitachi, Ltd.	24,000	None
			4/1999	Senior Vice President and Director
			4/2001	Director
			6/2001	Corporate Auditor
			6/2003	Director

5	Takashi Miyoshi (Sep. 25, 1947)	Senior Vice President and Executive Officer, Hitachi, Ltd.	4/1970 6/2002	Joined Hitachi, Ltd. General Manager, Finance Department I	17,000	None
			4/2003	General Manager, Finance and Finance Department I
			6/2003	Executive Officer
			4/2004	Senior Vice President and Executive Officer

No.	Name (Date of Birth)	Principal Occupation	Brief Personal History		Outstanding Shares of Hitachi, Ltd. Owned	Conflict of Interest
shares
6	Ginko Sato (Jul. 6, 1934)	President, Japan Association for the Advancement of Working Women Director, Hitachi, Ltd.	4/1958	Joined Ministry of Labour (currently Ministry of Health, Labour and Welfare)
			6/1985	Ministerial Councillor, Ministry of Labour
			1/1986	Director-General, Women’s Bureau, Ministry of Labour
			7/1990	Assistant Minister of Labour
			10/1991	Ambassador Extraordinary and Plenipotentiary of Japan to Kenya
			7/1995	Commissioner, Securities and Exchange Surveillance Commission	2,000	None
			7/1998	Chairperson, Securities and Exchange Surveillance Commission
			8/2001	President, Japan Association for the Advancement of Working Women
			6/2003	Director, Hitachi, Ltd.

7	Hiromichi Seya (Oct. 7, 1930)	Senior Corporate Advisor, Asahi Glass Company, Limited (“Asahi Glass”) Director, Hitachi, Ltd.	4/1954 3/1985 3/1987 3/1988	Joined Asahi Glass Director Managing Director Representative Director Executive Vice President	4,000	None
			3/1990	Representative Director Senior Executive Vice President
			3/1992	Representative Director President
			6/1998	Representative Director Chairman & CEO
			6/2002	Representative Director Chairman of the Board
			6/2003	Director, Hitachi, Ltd.
			3/2004	Senior Corporate Advisor, Asahi Glass

8	Akira Chihaya (Mar. 6, 1935)	Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION Representative Director and President, Tekko Kaikan Co., Ltd. Director, Hitachi, Ltd.	4/1957	Joined Yawata Iron & Steel Co., Ltd. (currently NIPPON STEEL CORPORATION)	2,000	Note	(1)
			6/1987	Director
			6/1991	Managing Director
			6/1995	Representative Director and Executive Vice President
			4/1998	Representative Director and President
			4/2003	Representative Director and Chairman of the Board
			6/2003	Director, Hitachi, Ltd.

9	Toshiro Nishimura (Apr. 10, 1933)	Attorney at Law Director, Hitachi, Ltd.	4/1961	Member of the First Tokyo Bar Association	1,000	None
			5/1966	Senior Partner of Nishimura & Partners
			6/2003	Director, Hitachi, Ltd.
			1/2004	Founder, Senior Counsel, Nishimura & Partners

10	Isao Uchigasaki (Jan. 2, 1939)	Chairman of the Board, Hitachi Chemical Co., Ltd. (“Hitachi Chemical”) Hitachi Group Executive Officer, Hitachi, Ltd.	4/1962 4/1963 6/1991 6/1993 6/1997	Joined Hitachi, Ltd. Joined Hitachi Chemical Board Director Executive Managing Director President and Representative Director	10,000	None
			4/2003	Chairman of the Board and Representative Director
			6/2003	Chairman of the Board
			4/2004	Hitachi Group Executive Officer, Hitachi, Ltd.

No.	Name (Date of Birth)	Principal Occupation	Brief Personal History		Outstanding Shares of Hitachi, Ltd. Owned	Conflict of Interest
Shares
11	Takashi Kawamura (Dec. 19, 1939)	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd. (“Hitachi Software Engineering”)	4/1962 6/1995 6/1997 4/1999	Joined Hitachi, Ltd. Director Executive Managing Director Executive Vice President and Representative Director	37,000	Note (2)
			4/2003	Director
		Director, Hitachi, Ltd.	6/2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering

12	Yoshiro Kuwata (Sep. 1, 1936)	Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation (“Hitachi High-Technologies”)	6/1961 6/1993 6/1995 6/1997 4/1999	Joined Hitachi, Ltd. Director Executive Managing Director Senior Executive Managing Director Executive Vice President and Representative Director
			6/2003	Representative Executive Officer,	27,700	Note (3)
		Director, Hitachi, Ltd.		Executive Vice President, Executive Officer and Director
			4/2004	Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Director

13	Hiroshi Kuwahara (Nov. 23, 1935)	Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd. (“Hitachi Maxell”)	4/1960 6/1989 6/1991 6/1993 6/1995	Joined Hitachi, Ltd. Director Executive Managing Director Senior Executive Managing Director Executive Vice-President and	31,600	Note (4)
		Director, Hitachi, Ltd.		Representative Director
			6/1999	Vice Chairman of the Board and Representative Director
			1/2001	Executive member of Council for Science & Technology Policy, Cabinet Office Director
			1/2003	Vice Chairman of the Board and Representative Director
			4/2003	Director
			6/2003	Chairman of the Board and Representative Executive Officer, Hitachi Maxell

14	Masayoshi Hanabusa (Oct. 10, 1934)	Chairman of the Board, Hitachi Capital Corporation (“Hitachi Capital”)	4/1957 8/1960	Joined Hitachi Sales Corporation Joined Hitachi Credit Corporation (currently Hitachi Capital)	8,050	None
			6/1977	Director
		Director, Hitachi, Ltd.	6/1983 6/1987	Executive Managing Director Senior Executive Managing Director
			6/1991	President and Representative Director
			6/2001	Chairman of the Board and Representative Director
			6/2003	Chairman of the Board Director, Hitachi, Ltd.

Notes:	(1)	Mr. Akira Chihaya is the Representative Director and Chairman of the Board of NIPPON STEEL CORPORATION (“NSC”). Both NSC and the Company conduct businesses in the area of power and industrial systems. Additionally, the Company has continuous transactions with NSC, including purchases of steel products of NSC through trading firms and sales of rolling mill control systems and electric machinery to NSC. The amount of such business is negligible, in comparison to the revenues and procurement costs of both companies. The Company has no special interest in Tekko Kaikan Co., Ltd., for which Mr. Chihaya serves as Representative Director and President.

(2)

Mr. Takashi Kawamura is the Representative Executive Officer of Hitachi Software Engineering. Both Hitachi Software Engineering and the Company conduct businesses in the area of information & telecommunication systems. Additionally, the Company has continuous transactions with Hitachi Software Engineering, including purchases of software from Hitachi Software Engineering and sales of computers to Hitachi Software Engineering. The two companies also have dealings with each other in the form of loans under the Hitachi Group’s centralized financial management system.

(3)	Mr. Yoshiro Kuwata is the Representative Executive Officer of Hitachi High-Technologies. Both Hitachi High-Technologies and the Company conduct businesses in the areas of sales of information systems and medical equipment, etc. Additionally, the Company has continuous transactions with Hitachi High-Technologies, including purchases of information system equipment and electronic components from Hitachi High-Technologies and sales of information system equipment to Hitachi High-Technologies. The two companies also have dealings with each other in the form of loans under the Hitachi Group’s centralized financial management system.

(4)	Mr. Hiroshi Kuwahara is the Representative Executive Officer of Hitachi Maxell. Both Hitachi Maxell and the Company conduct businesses in the area of digital media related products. Additionally, the Company has continuous transactions with Hitachi Maxell, including purchases of batteries from Hitachi Maxell and sales of components for computers and software to Hitachi Maxell. The two companies also have dealings with each other in the form of loans under the Hitachi Group’s centralized financial management system.

(5)	Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Toshiro Nishimura are candidates who fulfill the qualification requirements to be outside directors as provided for in Article 188.2.7-2 of the Commercial Code of Japan.

Item No. 3 Issuance of stock acquisition rights for the purpose of granting stock options

To afford incentives to and raise the morale of the Directors, Executive Officers and employees to contribute to increasing the value of the Company, it is hereby proposed that the Company issue the stock acquisition rights without any consideration for the purpose of granting stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan.

The substance of the proposition to be submitted by the Board of Directors with regard to the issuance of stock acquisition rights is set forth below:

1. Qualified persons to be allocated the stock acquisition rights (the “Rights”)

Directors, Executive Officers and employees of the Company

2. Class and number of shares to be issued upon exercise of the Rights

Not more than 1,500,000 shares of the Company’s common stock (the “Common Stock”) in total.

In the event that the Company splits or consolidates its Common Stock, the number of shares to be issued upon exercise of the Rights shall be adjusted according to the following formula.

Number of shares after adjustment	=	Number of shares before adjustment	×	Ratio of stock split or consolidation

Any fraction less than one share derived in consequence of adjustment shall be rounded down to the nearest one share.

3. Total number of the Rights to be issued

Not more than 1,500 Rights in total. The number of shares to be issued upon exercise of each Right shall be 1,000, which shall be adjusted in accordance with the preceding provision.

4. Issue price of the Rights

No consideration shall be paid.

5. Amount to be paid upon exercise of the Rights

The amount to be paid per share upon exercise of the Rights (the “Exercise Price”) shall be 1.05 times of the market price (the “Market Price”), which is not lower price of either (i) the average of the closing price (including indication of any bid or offer) of a Common Stock on the Tokyo Stock Exchange on each of the thirty consecutive trading days commencing on the forty-fifth trading day preceding the issue date (excluding the number of days on which no closing price is quoted) or (ii) the closing price of the issue date (or if no closing price is quoted on the issue date, the latest closing price before the issue date shall be applied). Any fraction less than one yen shall be rounded up to the nearest one yen.

In the event that the Company issues new shares or reissues its own shares at price less than the Market Price (excluding the issue of shares resulting from the exercise of the stock acquisition rights) after the issue date, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of shares already issued	+	Number of new shares to be issued	×	Amount to be paid per share
Market Price per share before issue
				Number of shares already issued	+	Number of new shares to be issued

In the above formula, the number of its own shares shall be excluded from the number of shares already issued. In the case of the reissue of its own shares, “Number of new shares to be issued” means “Number of its own shares to be reissued” and “Market Price per share before issue” means “Market Price per share before reissue.”

Upon stock split or consolidation of Common Stocks, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

Exercise Price after adjustment		Exercise Price before adjustment
	=		×	1
				Ratio of stock split or consolidation

6. Period during which the Rights may be exercised

The Rights will be exercisable within a three-year period following one year from the issue date.

7. Conditions for exercise of the Rights

(1)	In the event a person holding the Rights loses the position of Director, Executive Officer or employee of the Company, such person may exercise the Rights only within the succeeding six months of such event. In the event of the death of the person, the Rights expire immediately.

(2)	Other terms of exercising the Rights shall be subject to the provisions in granting agreement between the Company and each qualified person.

8. Cancellation of the Rights

The Company may acquire and cancel the Rights at any time without consideration.

9. Restriction on the transfer of the Rights

The approval by the Board of Directors of the Company shall be required for transfer of the Rights.

Reporting Matter

Report on the Business Report, the Statement of Income and the Appropriation of Retained Earnings for the 135th Business Term (from April 1, 2003 to March 31, 2004) and the Balance Sheet as of March 31, 2004

1. Business Report (from April 1, 2003 to March 31, 2004)

(1) General

Business Results

During the year under review, the Japanese economy recovered at a gradual but increasingly robust pace, powered by an increase in private-sector plant and equipment investment, rising exports and a burgeoning upturn in consumer spending.

Against this business environment, Hitachi moved to put in place a new Group-wide corporate structure designed to strengthen profitability. Major steps taken so far include the transfer of system LSI-centered semiconductor operations to Renesas Technology Corp., a company established jointly with Mitsubishi Electric Corporation, and the founding of Hitachi Global Storage Technologies by consolidating Hitachi’s hard disk drive operations with similar operations acquired from IBM in the United States.

Business Results on an unconsolidated basis for the year under review were substantially affected by the above-mentioned reorganization of corporate structure. Orders received during the year declined 21% from the preceding year, to JPY2,369.9 billion, sales were down 20%, to JPY2,488.8 billion, and the year-end order backlog was JPY1,797.2 billion. Operating income amounted to JPY7.5 billion and ordinary income to JPY20.1 billion. While the Company posted extraordinary gain of JPY68.8 billion consisting of JPY61.8 billion from the sale of affiliated companies’ common stock and investments in securities and JPY7.0 billion from the sale of land, it posted extraordinary loss of JPY10.1 billion for impairment loss on investments and securities. Taking these items into account, net income increased 42%, to JPY40.1 billion.

Measures Taken

During the year under review, the Company launched a medium-term management plan, the “i.e.Hitachi Plan II,” defining major management goals and key strategies through fiscal 2005. In line with the plan, a vigorous initiative is underway to reinforce existing operations and create new businesses capable of serving as engines of future growth.

Rejuvenation of existing operations is being pursued by designating strategic businesses as the “Inspire A Business,” which is invigorated by tight cooperation among business groups, R&D and corporate headquarters. One product of this growth initiative is a business called “storage solutions” that offers customers assistance in storing and exploiting massive amounts of information. Another is the “Wooo” brand high-definition equipment business focusing chiefly on plasma TVs.

In the area of new business creation, the Hitachi Group is moving forward with broad-based R&D aimed at developing backbone technologies for utilizing advanced electronics and electric motorization to realize a next-generation car with markedly enhanced performance in environmental protection, safety and intelligence. In a move that will help to accelerate growth of the automotive equipment business, the Company has agreed with TOKICO LTD. and Hitachi Unisia Automotive, Ltd., both Hitachi Group companies, to merge on October 1, 2004.

As part of the ongoing reform of personnel practices, a system was introduced for rewarding non-managerial employees in accordance with the value they create through their jobs. This system, together with a similar one already in effect for managers, rounds out a full-blown merit system linking remuneration to performance and results. By motivating and drawing maximum performance from individual employees, this system is expected to make a substantial contribution to maintaining and increasing corporate vitality.

At the 134th Ordinary General Meeting of Shareholders held in June 2003, approval was obtained for adoption of the Committee System aimed at strengthening corporate governance. Under the new structure, the Board of Directors decides basic management policies but is not directly involved in their execution. Company operations are instead delegated to Executive Officers elected by the Board of Directors and their performance is supervised by the Board of Directors. This division of functions enables the Executive Officers to conduct the Company’s business with a high degree of flexibility. In addition, a Nominating Committee, Audit Committee and Compensation Committee have been established within the Board of Directors to enhance supervision by the Board of Directors. A majority of the members of each Committee are outside Directors.

Business Results by Operating Sector

[Sales by Operating Sector]

	(Billions of yen)

Operating Sector	2002(A)	2003(B)	(B)/(A)
Information & Telecommunication Systems	1,440.0	1,366.7	95%
Electronic Devices	495.6	—	—%
Power & Industrial Systems	955.4	843.1	88%
Digital Media & Consumer Products	221.3	278.9	126%

Total	3,112.4	2,488.8	80%

Notes:	(1) The businesses of each sector are set out in “(7) Main Products and Services.”

(2)    The Electronic Devices sector was integrated into the Digital Media & Consumer Products sector from the fiscal year 2003, in accordance with the separation of the Displays Group on October 1, 2002, and the separation of the Semiconductor & Integrated Circuits Group excluding DRAM business on April 1, 2003.

(3) In accordance with changes in the Company’s organization, segmentation of some products has been revised.

(4)    Since the Company separated the Data Storage Systems Division of the Information & Telecommunication Systems Group, which had been part of the Information & Telecommunication Systems sector, on April 1, 2003, sales of the separated operation are not included in the Information & Telecommunication Systems sector on and after such date.

[Information & Telecommunication Systems]

Sector sales decreased 5% due to the separation of the hard disk drive operations on April 1, 2003. The Company and Omron Corporation have agreed to integrate of their automatic teller machines and other information equipment businesses on October 1, 2004.

[Power & Industrial Systems]

Sector sales were down 12% despite higher automotive equipment sales. This was chiefly because of the sluggish results in power equipment due to dampened demand in the domestic market.

[Digital Media & Consumer Products]

Sector sales increased 26% due to the strong performance of Plasma TVs and other video equipment. On April 1, 2004, the Company transferred its development operations of mobile phones to Casio Hitachi Mobile Communications Co., Ltd., a company established jointly with Casio Computer Co., Ltd.

Relationship with Subsidiaries and Affiliates

An important element in Hitachi Group’s strategy for building a stronger position in individual market sectors is to reorganize businesses in ways that enhance utilization of corporate resources. During the year under review, in a move to consolidate Group semiconductor production process-related operations, Hitachi, Ltd. transferred all shares of Hitachi Electronics Engineering Co., Ltd. to Hitachi High-Technologies Corporation. Continued development of the printer business was pursued through a plan to integrate operations with those of Ricoh Company, Ltd. For this, a basic agreement was concluded regarding Ricoh’s purchase of Hitachi Printing Solutions, Ltd. shares held by the Company.

On March 9, 2004, the stock of Hitachi Systems & Services, Ltd., up to that time a wholly owned Hitachi, Ltd. subsidiary, was listed on the Tokyo Stock Exchange.

[Consolidated Financial Highlights]

	(Billions of yen)

	Fiscal 2002	Fiscal 2003
Net Sales	8,191.7	8,632.4
Operating Income	152.9	184.8
Income before Income Taxes and Minority Interests	96.8	237.1
Net Income	27.8	15.8
Net Income per Share (yen)	8.31	4.81
Diluted Net Income per Share (yen)	8.19	4.75

Total Assets	10,179.3	9,590.3

Notes:	(1) The consolidated figures shown above have been prepared in conformity with accounting principles generally accepted in the United States.

(2)    In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States, restructuring charges etc. are included as part of operating income (loss).

(3) The number of consolidated subsidiaries is 956 and that of equity-method affiliates is 165 as of the end of fiscal 2003.

[Consolidated Business Results]

A breakdown of consolidated financial results by segment shows that Information & Telecommunication Systems sales were up 22% from the preceding year owing to the acquisition of the hard disk drive operations of IBM, but operating income declined 37%, to JPY69.9 billion. Electronic Devices posted a 16% decline in sales primarily because of the transfer of system LSI-centered semiconductor operations to Renesas Technology Corp., a company accounted for under the equity method by the Company. However, better results in the display sector produced an improvement in income, from an operating loss of JPY23.2 billion in the preceding year to an operating income of JPY30.4 billion in fiscal 2003. In Power & Industrial Systems, a good showing by construction machinery was offset by sluggish results in power equipment, leaving overall sales substantially unchanged from the preceding year. Operating income fell 36%, to JPY33.9 billion. Digital Media & Consumer Products experienced slow sales of air conditioners and other consumer products but sales nevertheless rose 2% from a year earlier thanks to the strong performance of plasma TVs. Operating income increased 12%, to JPY6.9 billion. High Functional Materials & Components saw sales rise 4% and operating income increase 156%, to JPY46.7 billion. The improvements were powered by a surge in sales of materials for information and electronic equipment. In Logistics, Services & Others, sales were down 13%. The decline was the result of organizational changes in the semiconductor and hard disk drive sectors that deprived the segment of sales of these products. Operating income amounted to JPY0.5 billion. Financial Services achieved an 86% improvement in operating income, to JPY22.3 billion, despite a 5% decrease in sales.

Net sales increased 5% from the preceding year, to JPY8,632.4 billion. Operating income came to JPY184.8 billion and income before income taxes and minority interests to JPY237.1 billion. Net income fell below the year-earlier level but at JPY15.8 billion was still higher than projected owing to measures taken to improve the profitability of low-profit businesses.

[The Major Consolidated Subsidiaries of Hitachi, Ltd. (As of March 31, 2004)]

[Information & Telecommunication Systems]

-	Hitachi Communication Technologies, Ltd.
-	Hitachi Electronics Services Co., Ltd.
-	Hitachi Information Systems, Ltd.
-	Hitachi Software Engineering Co., Ltd.
-	Hitachi Systems & Services, Ltd.
-	Hitachi Computer Products (America), Inc.
-	Hitachi Computer Products (Europe) S.A.S.
-	Hitachi Data Systems Holding Corp.
-	Hitachi Global Storage Technologies, Inc.

[Electronic Devices]

-	Hitachi Displays, Ltd.
-	Hitachi High-Technologies Corporation
-	Hitachi Medical Corporation
-	Hitachi Electronic Devices (USA), Inc.
-	Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.

[Power & Industrial Systems]

-	Babcock-Hitachi Kabushiki Kaisha
-	Hitachi Air Conditioning Systems Co., Ltd.
-	Hitachi Building Systems Co., Ltd.
-	Hitachi Construction Machinery Co., Ltd.
-	Hitachi Engineering Co., Ltd.
-	Hitachi Engineering & Services Co., Ltd.
-	Hitachi Industrial Equipment Systems Co., Ltd.
-	Hitachi Industries Co., Ltd.
-	Hitachi Kiden Kogyo, Ltd.
-	Hitachi Plant Engineering & Construction Co., Ltd.
-	Hitachi Unisia Automotive, Ltd.
-	Hitachi Via Mechanics, Ltd.
-	Japan Servo Co., Ltd.
-	Hitachi Automotive Products (USA), Inc.
-	Taiwan Hitachi Co., Ltd.

[Digital Media & Consumer Products]

-	Hitachi Home & Life Solutions, Inc.
-	Hitachi Maxell, Ltd.
-	Hitachi Media Electronics Co., Ltd.
-	Hitachi Home Electronics (America), Inc.
-	Shanghai Hitachi Household Appliances Co., Ltd.

[High Functional Materials & Components]

-	Hitachi Cable, Ltd.
-	Hitachi Chemical Co., Ltd.
-	Hitachi Metals, Ltd.

[Logistics, Services & Others]

-	Chuo Shoji, Ltd.
-	Hitachi Life Corporation
-	Hitachi Mobile Co., Ltd.
-	Hitachi Transport System, Ltd.
-	Nikkyo Create, Ltd.
-	Hitachi America, Ltd.
-	Hitachi Asia Ltd.
-	Hitachi China Ltd.
-	Hitachi Europe Ltd.

[Financial Services]

-	Hitachi Capital Corporation
-	Hitachi Insurance Services, Ltd.

Notes:	(1) The consolidated subsidiaries in the list above are the subsidiaries included in consolidated accounting.
(2) Companies are classified by industry segment used in consolidated accounting.

(2) Plant and Equipment Investment

Plant and equipment investment amounted to JPY40.0 billion, a decrease of JPY37.0 billion from the preceding year. The chief reason for the decrease was the Company’s split off of semiconductor and display operations, both of which require heavy investment. This was invested primarily in development and production facilities for large-capacity disk array systems and production and development facilities for parts for hybrid electric automobiles.

(3) Research and Development

Expenditures on research and development during the year amounted to JPY135.5 billion, which is equivalent to 5.4% of unconsolidated net sales. Major achievements included the development of technology for incorporating an information read-out antenna in the “mu-chip,” a 0.4-mm square IC chip with wireless capability that is one of the world smallest. By making the chip easy to embed in paper or install in very small objects, this breakthrough is expected to open the way to a broad range of new applications, such as to systems for discriminating counterfeit securities.

(4) Capital Raising Activity

The Company issued the 12th unsecured debentures in the amount of JPY80.0 billion in the domestic market on May 27, 2003 to use the funds primarily for the redemption of the 6th unsecured convertible debentures, which reached maturity in September 2003. The 12th unsecured debentures mature in ten years and the coupon rate is 0.72%. As a result, the balance of debentures (including current installments of debentures) at the end of the year decreased JPY12.8 billion from at the end of the preceding year.

The balance of borrowings and commercial paper at the end of the year decreased JPY75.9 billion from the end of the preceding year. A summary of the main sources of borrowed funds is shown below.

(As of March 31, 2004)

Creditor	Balance of Borrowing	Shares Owned by Creditor
Nippon Life Insurance Company	10.0 billion yen	105,208,960 shares
The Dai-Ichi Mutual Life Insurance Company	10.0 billion yen	80,630,222 shares
Meiji Yasuda Life Insurance Company	10.0 billion yen	49,808,818 shares
Sumitomo Life Insurance Company	10.0 billion yen	5,722,000 shares

Note:	On January 1, 2004, Meiji Life Insurance Company and The Yasuda Mutual Life Insurance Company merged, forming Meiji Yasuda Life Insurance Company. Loans from both companies have therefore been taken over by Meiji Yasuda Life Insurance Company.

(5) Problems Facing the Company

Management’s assessment of the future business environment is that the current gradual recovery of the Japanese economy will eventually decelerate owing to a slowing of exports and private-sector investment in new plant and equipment.

Against this backdrop, the Hitachi Group will join forces in implementing the following key measures toward achieving the commitments set out in the “i.e.Hitachi Plan II” medium-term management initiative.

-	The “Hitachi Group Headquarters” established on April 1, 2004 will be used as a platform for promoting a unique Hitachi style of group management that stresses reinforcement of individual businesses and Hitachi Group teamwork.

-	An intense effort will be made to strengthen advanced R&D for creating future core businesses of the Hitachi Group and to reinforce the basic technologies that underpin the Group’s prowess in the crafting of things of quality.

-	Projects will be launched flexibly that straddle multiple business divisions and Group companies, with the focus on combining the Hitachi Group’s extensive resources to create next-generation core businesses.

-	A unified Hitachi Group strategy will be hammered out for accelerating the development of businesses in overseas markets, particularly the rapidly expanding Chinese market, while other issues of Group-wide import, such as brand value enhancement, will be pursued and the resulting strategies implemented together with Group companies.

-	Internal systems and practices will be reviewed as to whether the company’s operations are being lawfully and efficiently conducted and steps will be taken to ensure that the Hitachi Group of the 21st century is able and ready to fulfill its Corporate Social Responsibility (CSR) with regard to environmental protection, compliance with laws and regulations, and activities that contribute to society.

(6) Five-year Summary (Unconsolidated basis)

	(Billions of yen)

Fiscal Year	1999	2000	2001	2002	2003
Orders Received	3,604.4	3,812.6	3,193.5	2,984.8	2,369.9
Net Sales	3,771.9	4,015.8	3,522.2	3,112.4	2,488.8
Operating Income	40.8	98.5	-84.7	53.7	7.5
Ordinary Income	31.7	56.0	-81.6	52.0	20.1
Net Income	11.8	40.1	-252.6	28.2	40.1
Net Income per Share (yen)	3.56	12.02	-75.68	8.38	12.14
Total Assets	4,003.9	4,119.2	3,923.1	3,825.0	3,708.3

Notes: (1)	In fiscal 2000, there was vigorous demand for semiconductors for mobile telephones and other applications, and the solutions services business showed good growth, helped by the implementation of IT by financial institutions. As a result, year-on-year gains were achieved in both sales and income.

(2)	In fiscal 2001, the semiconductor, display and telecommunications equipment businesses experienced a severe decline in demand and markedly weaker prices. In addition, huge extraordinary losses were incurred owing mainly to the payment of special termination benefits under an early retirement benefit system. In combination, these factors produced a loss for the year exceeding that of fiscal 1998.

(3)	In fiscal 2002, net sales decreased from the preceding fiscal year, due to transfer of several businesses to the subsidiaries, while income increased from the preceding fiscal year.

(4)	Net income per share is calculated for years up to and including fiscal 2000 based on total number of shares issued at year-end, for fiscal 2001 based on total number of shares issued at year-end less number of treasury stocks, and since fiscal 2002 based on total average number of shares issued less average number of treasury stocks during the year.

(7) Main Products and Services (Fiscal 2003)

Operating Sector	Business Group	Main Products and Services	Percentage to Total Sales
Information & Telecommunication Systems	-Information & Telecommunication Systems -Part of Ubiquitous Platform Systems	Solution Services such as System Integration, Electronic Commerce and Outsourcing Services, Software, General-Purpose Computers, Servers, Computer Terminals and Peripherals, Large-capacity Disk Array Systems, Network Equipment, PCs, Automatic Teller Machines	55%

Power & Industrial Systems	-Power Systems -Industrial Systems -Urban Planning and Development Systems -Automotive Systems	Power Equipment such as Generation Systems and Power Transmission and Conversion Systems, Electric and Machinery Systems and Equipment, Industrial Plants, Railroad Systems such as Rolling Stock and Control Systems, Traffic Transportation Systems, Elevators, Escalators, Electronic Components for Automobiles, Components for Automobile Engines	34%

Digital Media & Consumer Products	-Part of Ubiquitous Platform Systems	LCD Projectors, Mobile Communications Equipment, Plasma TVs, Equipment related to DVDs	11%

Notes: (1)	Each sector also engages in the sale and lease of software, consulting, licensing of industrial property rights and know-how, engineering and construction work in connection with these products and services.

(2)	Internet Systems Platform Division and Mechatronics Systems Division of the Ubiquitous Platform Systems Group are included in the Information & Telecommunication Systems sector and other organizations of the Ubiquitous Platform Systems Group are included in the Digital Media & Consumer Products sector.

(3)	In accordance with changes in the Company’s organization, segmentation of some products has been revised.

(4)	On February 5, 2004, the Power & Industrial Systems Group was reorganized into the Power Systems Group and the Industrial Systems Group.

(8) Board of Directors and Executive Officers (As of March 31, 2004)

Board of Directors

Name	Position	Committee Membership	Principal position outside the Company
Tsutomu Kanai	Chairman of the Board	Chairman of Nominating Committee Chairman of Compensation Committee	-

Etsuhiko Shoyama	Director	Nominating Committee Compensation Committee	-

Yoshiki Yagi	Director	-	-

Yoshiro Kuwata	Director	-	-

**Shigemichi Matsuka	Director	Chairman of Audit Committee	-

**Kotaro Muneoka	Director	Audit Committee	-

*Ginko Sato	Director	Nominating Committee Audit Committee	President, Japan Association for the Advancement of Working Women

*Hiromichi Seya	Director	Nominating Committee Audit Committee Compensation Committee	Senior Corporate Advisor, Asahi Glass Company, Limited

*Akira Chihaya	Director	Compensation Committee	Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION

*Toshiro Nishimura	Director	Nominating Committee Audit Committee Compensation Committee	Attorney at Law

Hiroshi Kuwahara	Director	-	Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd.

Takashi Kawamura	Director	-	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.

*Masayoshi Hanabusa	Director	-	Chairman of the Board, Hitachi Capital Corporation

Notes: (1)	The Directors marked with * were newly elected and assumed their positions at the 134th Ordinary General Meeting of Shareholders on June 25, 2003.

(2)	The Directors marked with ** retired from Corporate Auditors at the close of the 134th Ordinary General Meeting of Shareholders on June 25, 2003, in accordance with the adoption of the Committee System approved at the Meeting. They were newly elected and assumed their positions as Directors at the Meeting.

(3)	Three Directors, Messrs. Yuushi Samuro, Kazuo Sato and Masaaki Hayashi retired due to expiration of their term of office at the close of the 134th Ordinary General Meeting of Shareholders on June 25, 2003. Five Directors, Messrs. Kazuo Kumagai, Katsukuni Hisano, Takao Matsui, Isao Ono and Masaharu Sumikawa retired due to expiration of their term of office at the close of the Meeting, and they were newly elected and assumed their positions as Executive Officers at the Company’s Board of Directors meeting held after the Meeting.

(4)	Mr. Tadashi Ishibashi retired from Corporate Auditor at the close of the 134th Ordinary General Meeting of Shareholders on June 25, 2003, in accordance with the adoption of the Committee System approved at the Meeting.

(5)	Two Corporate Auditors, Messrs. Makoto Murata and Michio Mizoguchi retired due to expiration of their term of office at the close of the 134th Ordinary General Meeting of Shareholders on June 25, 2003.

(6)	Directors, Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Toshiro Nishimura are outside Directors who fulfill the qualification requirements as provided for in Article 188.2.7-2 of the Commercial Code of Japan.

Executive Officers

Name	Position	Responsibilities
*Etsuhiko Shoyama	Representative Executive Officer President and Chief Executive Officer	Overall management

*Yoshiki Yagi	Representative Executive Officer Executive Vice President and Executive Officer	Finance and corporate auditing

*Yoshiro Kuwata	Representative Executive Officer Executive Vice President and Executive Officer	Business development and global business

Kazuo Kumagai	Representative Executive Officer Executive Vice President and Executive Officer	Legal matters, corporate communications and sales operations

Katsukuni Hisano	Representative Executive Officer Executive Vice President and Executive Officer	Automotive systems business

Takao Matsui	Senior Vice President and Executive Officer	Corporate marketing and sales operations

Isao Ono	Senior Vice President and Executive Officer	Information & telecommunication systems business

Michiharu Nakamura	Senior Vice President and Executive Officer	Research & development and business incubation

Hiromi Kuwahara	Senior Vice President and Executive Officer	Corporate strategy and human resources

Minoru Tsukada	Vice President and Executive Officer	Sales operations (Kansai area)

Yoshito Tsunoda	Vice President and Executive Officer	Urban planning and development systems business

Hiroaki Nakanishi	Vice President and Executive Officer	Global business

Manabu Shinomoto	Vice President and Executive Officer	Platform and network systems business

Takuya Tajima	Vice President and Executive Officer	Industrial systems business

Takashi Hatchoji	Vice President and Executive Officer	Legal matters, corporate communications and corporate auditing

Kazuo Furukawa	Vice President and Executive Officer	Information & telecommunication systems business

Shigeharu Mano	Vice President and Executive Officer	Power systems business

Masaharu Sumikawa	Executive Officer	Power & industrial systems business and production engineering

Shozo Saito	Executive Officer	Power systems engineering

Makoto Ebata	Executive Officer	Group management

Yasuo Sakuta	Executive Officer	Intellectual property

Takao Suzuki	Executive Officer	Sales operations (Chugoku area)

Koichiro Nishikawa	Executive Officer	Business development

Tsugio Momose	Executive Officer	Digital media business

Kazuhiro Mori	Executive Officer	Sales operations (Chubu area)

Iwao Hara	Executive Officer	Human resources

Takashi Miyoshi	Executive Officer	Finance

Taiji Hasegawa	Executive Officer	Automotive systems business

Masahiro Hayashi	Executive Officer	System solutions business

Notes:

(1)    The Executive Officers shown above excluding Mr. Shigeharu Mano were newly elected and assumed their positions at the Company’s Board of Directors meeting held after the 134th Ordinary General Meeting of Shareholders on June 25, 2003.

(2) Mr. Shigeharu Mano was newly elected as Vice President and Executive Officer at the Company’s Board of Directors meeting on February 4, 2004 and assumed the position on February 5, 2004.

(3) Mr. Tadahiko Ishigaki resigned from the position of Vice President and Executive Officer on February 4, 2004.

(4) The Executive Officers marked with * concurrently hold the position of Director.

The Company changed management members, effective April 1, 2004. New Executive Officers are as follows:

Executive Officers (As of April 1, 2004)

Name	Position	Responsibilities
Etsuhiko Shoyama	Representative Executive Officer President and Chief Executive Officer	Overall management

Katsukuni Hisano	Representative Executive Officer Executive Vice President and Executive Officer	Automotive systems business

Isao Ono	Representative Executive Officer Executive Vice President and Executive Officer	Sales operations, information & telecommunication systems business and digital media business

Michiharu Nakamura	Representative Executive Officer Executive Vice President and Executive Officer	Research & development, business incubation and corporate export regulation

Kazuo Furukawa	Senior Vice President and Executive Officer	Information & telecommunication systems business

Hiroaki Nakanishi	Senior Vice President and Executive Officer	Hitachi group global business and business development

Takashi Hatchoji	Senior Vice President and Executive Officer	Hitachi group legal and corporate communications, corporate auditing and human resources

Takashi Miyoshi	Senior Vice President and Executive Officer	Finance and corporate pension system

Takuya Tajima	Vice President and Executive Officer	Sales operations

Shigeharu Mano	Vice President and Executive Officer	Power systems business

Kazuhiro Mori	Vice President and Executive Officer	Industrial systems business

Yoshito Tsunoda	Vice President and Executive Officer	Urban planning and development systems business

Manabu Shinomoto	Vice President and Executive Officer	Platform and network systems business

Kazuhiro Tachibana	Vice President and Executive Officer	Digital media business

Taiji Hasegawa	Vice President and Executive Officer	Automotive systems business

Minoru Tsukada	Vice President and Executive Officer	Sales operations (Kansai area)

Makoto Ebata	Vice President and Executive Officer	Group management

Iwao Hara	Vice President and Executive Officer	Human resources

Masaharu Sumikawa	Executive Officer	Power & industrial systems business and production engineering

Shozo Saito	Executive Officer	Power systems engineering

Yasuo Sakuta	Executive Officer	Intellectual property

Takao Suzuki	Executive Officer	Sales operations (Chugoku area)

Koichiro Nishikawa	Executive Officer	Business development

Masahiro Hayashi	Executive Officer	System solutions business

Isao Uchigasaki	Hitachi Group Executive Officer	Hitachi group management strategy (Chairman of the Board, Hitachi Chemical Co., Ltd.)

(9) Compensation for Directors, Corporate Auditors and Executive Officers

Policy on the Determination of Compensation of Directors and Executive Officers

(a) Matters relating to both Directors and Executive Officers

Compensation will be commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

(b) Matters relating to Directors

Compensation for Directors will consist of a monthly salary, a year-end allowance and a retirement allowance.

-	Monthly salary will be decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position.

-	Year-end allowance will be a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on Company performance.

-	Retirement allowance will be an amount payable on retirement that is determined based on monthly salary and years of service (total years of service in the case of a Director who has served multiple terms as a Director) (the “Director’s Basic Retirement Amount”).

A Director concurrently serving as an Executive Officer will not be paid compensation as a Director.

(c) Matters relating to Executive Officers

Compensation for Executive Officers will consist of a monthly salary, a performance-linked component and a retirement allowance.

-	Monthly salary will be decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment.

-	The performance-linked component will be set within a range equivalent to about thirty percent of the Executive Officer’s annual income, adjusted based on Company and personal performance.

-	Retirement allowance will be an amount payable on retirement. The amount will be determined by adding to an amount set in accordance with the position held at retirement, an amount based on the monthly salary of previous positions held over the course of the person’s career and years of service in such positions (total years in each position, in the event of multiple periods in the same position) (the “Executive Officer’s Basic Retirement Amount”).

(d) Miscellaneous

-	In accordance with a resolution of the 134th Ordinary General Meeting of Shareholders of the Company held on June 25, 2003, the amount of retirement allowance for a Director or Executive Officer who was a Director or Corporate Auditor prior to the close of the Meeting will include an allowance corresponding to the person’s period of service as a Director or Corporate Auditor before the adoption of the Committee System.

-	Retirement allowance may, through an assessment, be supplemented for distinguished service by an amount equivalent to up to thirty percent of the Director’s Basic Retirement Amount or Executive Officer’s Basic Retirement Amount. Depending on the circumstances, each such Basic Retirement Amount may also be reduced.

-	In addition to the above, stock options may be granted as an incentive to increase corporate value.

Amount of Compensation Paid to Directors, Corporate Auditors and Executive Officers in Fiscal 2003

(a) Amount paid to Directors and Corporate Auditors before adoption of the Committee System

	Remuneration		Bonus		Retirement Allowance
	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)
Directors	14	84	14	200	3	295
Corporate Auditors	5	25	—	—	3	49
Total	19	109	14	200	6	345

Notes: (1)	In accordance with the resolutions adopted by the General Meeting of Shareholders, the total amount of remuneration to be paid to Directors is not more than JPY60 million per month and to Corporate Auditors not more than JPY10 million per month.

(2)	The payment of the bonus to Directors was made pursuant to the appropriation of retained earnings approved at the 134th Ordinary General Meeting of Shareholders on June 25, 2003.

(b) Amount paid to Directors and Executive Officers after adoption of the Committee System (after July 2003)

	Remuneration		Retirement Allowance
	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)
Directors (Outside Directors)	10 (4)	158 (45)	— (—)	— (—)
Executive Officers	30	484	1	31
Total	40	643	1	31

Notes: (1)	The number of Directors excludes three Directors who serve concurrently as Executive Officers.

(2)	The Company did not pay any year-end allowance to Directors and any performance-linked component to Executive Officers in fiscal 2003.

(3)	Figures of Directors include those of outside Directors.

(10) Employees (As of March 31, 2004)

	Male	Female	Total
Number of Employees	29,989	4,724	34,713
(Change from the end of the preceding year)	-7,036	-626	-7,662
Average Length of Service (years)	18.6	12.5	17.7
Average Age	39.7	33.9	38.9

Note: The total number of employees including part-time employees was 36,582.

(11) Major Facilities (As of March 31, 2004)

Location
Head Office	Tokyo (Chiyoda-ku)

R&D	Tokyo (Chiyoda-ku, Kokubunji), Ibaraki (Tsuchiura, Hitachi), Saitama (Hatoyama), Kanagawa (Yokohama, Kawasaki)

Manufacturing, Design and Engineering	Information & Telecommunication Systems	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Ome), Ibaraki (Hitachi), Saitama (Kawagoe), Kanagawa (Yokohama, Ebina, Odawara, Kawasaki, Hadano), Aichi (Owariasahi, Toyokawa)

	Power & Industrial Systems	Ibaraki (Hitachi, Hitachinaka), Yamaguchi (Kudamatsu)

	Digital Media & Consumer Products	Ibaraki (Hitachinaka), Kanagawa (Yokohama)

Sales and Area Operations	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Minato-ku), Kanagawa (Yokohama), Hokkaido Area Operation (Sapporo), Tohoku Area Operation (Sendai), Kanto Area Operation (Tokyo), Yokohama Area Operation (Yokohama), Hokuriku Area Operation (Toyama), Chubu Area Operation (Nagoya), Kansai Area Operation (Osaka), Chugoku Area Operation (Hiroshima), Shikoku Area Operation (Takamatsu), Kyushu Area Operation (Fukuoka)

(12) Summary of Resolution of Board of Directors on Performance of Functions of Audit Committee

The adoption of the Committee System was, as prescribed by law, accompanied by the establishment of an Audit Committee empowered to audit the execution by Directors and Executive Officers of their duties. Pursuant to this measure, the Board of Directors adopted a resolution in connection with all aspects of the internal control system of the Company to be used by the Audit Committee in performing its functions.

(a)	Board of Directors Office (the “Office”) will be established as an organization devoted solely to supporting each Committee, including the Audit Committee, as well as the Board of Directors. The Office will be staffed by three or more employees not subject to instructions or orders of Executive Officers. The Corporate Auditing and Legal & Corporate Communications departments will also provide support to the Board of Directors and each Committee.

(b)	In order to ensure the independence of the Office personnel from the Executive Officers, the Audit Committee will be informed in advance of planned transfers of Board of Director Office personnel and may request the Executive Officer in charge of human resources management to alter such plans, when necessary.

(c)	An Executive Officer or employee will report without delay to Audit Committee members in connection with matters prescribed by law and the matters set forth below:

-	the content of an Executive Officer’s decision regarding an important matter that will affect the Company as a whole,

-	the result of an internal audit conducted by the responsible departments, and

-	the status of reporting under the internal report system maintained by the Executive Officers.

(d)	Records regarding decisions of an Executive Officer will be prepared and preserved in accordance with the Company’s regulations.

(e)	Each relevant department will establish regulations and guidelines, conduct training, prepare and distribute manuals, and carry out other such measures with respect to risks associated with legal issues and compliance thereof, the environment, disasters, product quality, export control and other pertinent matters. When it becomes necessary to respond to a new risk, an Executive Officer will be promptly appointed to deal with the issue. A system enabling employees to report directly to the Directors will be established.

(f)	The business management system set forth below is to be used to continuously monitor risks arising in the course of business and to facilitate the efficient execution by Executive Officers of their responsibilities.

-	The Senior Executive Committee comprising principal Executive Officers will deliberate on important issues that affect the Company as a whole to facilitate the formulation of decisions based on the due consideration of the diverse factors coloring such issues.

-	In order to boost market competitiveness through the committed pursuit of profitability and by setting clearly defined goals, numerical targets will be set for the Company as a whole and each business group and incorporated into the fiscal budget. The targets will be used as the reference base for performance management.

-	Internal audits will be conducted to monitor and identify the status of business operations and to facilitate improvements. In order to ensure strict compliance with its regulatory requirements, the Company has put in place a number of committees.

-	The Audit Committee will receive the audit plans of the independent auditors in advance to facilitate the monitoring of the independent auditors and ensure that these auditors are not influenced by Executive Officers. The prior approval of the Audit Committee will be required with respect to the remuneration of the independent auditors and non-audit services.

(13) Common Stock (As of March 31, 2004)

Authorized	10,000,000,000 shares
Issued	3,368,124,876 shares
Capital Stock	JPY282,032,990,973
Number of Shares per Unit	1,000 shares

Issued in Fiscal 2003

	Number of Shares Issued (shares)	Capital Stock Increased (yen)
Issued on Conversion of Debentures	590	500,320

The Company did not cancel any of its own shares in fiscal 2003.

Number of Shareholders                 410,937

Shareholders Composition

Class of Shareholders	Number of Shareholders	Number of Shares Held (shares)	Percentage to Total (%)
Financial Institutions and Securities Firms	456	1,031,198,437	30.62
Individuals	405,424	1,003,486,621	29.79
Foreign Investors	1,096	1,167,525,587	34.66
Others	3,957	165,735,582	4.92
Governments	4	178,649	0.01

Total	410,937	3,368,124,876	100.00

10 Largest Shareholders

Name of Shareholders	Shareholder’s Equity in Hitachi, Ltd.		Hitachi’s Equity in Shareholder Concerned
	Number of Shares Held	Percentage of Voting Rights	Number of Shares Held	Percentage of Voting Rights
	shares	%	shares	%
The Master Trust Bank of Japan, Ltd.	227,450,000	6.97	—	—
Japan Trustee Services Bank, Ltd.	204,563,000	6.27	—	—
NATS CUMCO	201,992,080	6.19	—	—
The Chase Manhattan Bank, N.A. London	176,356,854	5.41	—	—
Nippon Life Insurance Company	105,208,960	3.23	—	—
Morgan Grenfell and Co. Limited	95,498,000	2.93	—	—
Hitachi Employees’ Shareholding Association	89,289,952	2.74	—	—
State Street Bank and Trust Company	88,181,714	2.70	—	—
The Dai-Ichi Mutual Life Insurance Company	80,630,222	2.47	—	—
Trust & Custody Services Bank, Ltd.	60,034,000	1.84	—	—

Notes: (1)	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

(2)	The Company holds 70,109,973 shares of its own common stocks, which have no voting rights. Accordingly, the shares owned by the Company are not presented in the table above.

Acquisition, Disposition and Possession by the Company of Its Own Shares in Fiscal 2003

    Acquisition

Class	Number of Shares (shares)	Aggregate Acquisition Prices (yen)
Common Stock	67,219,057	30,471,893,818

Note: The table above includes the purchase of 66,338,000 shares for the aggregate amount of JPY29,934,896,000, which was pursuant to the resolution on the acquisition of its own shares at the 133rd Ordinary General Meeting of Shareholders.

    Disposition

Class	Number of Shares (shares)	Aggregate Disposition Prices (yen)
Common Stock	325,161	196,412,405

    Possession (As of the end of the fiscal year)

Class	Number of Shares (shares)
Common Stock	70,109,973

(14) Stock Acquisition Rights

Issued Stock Acquisition Rights (As of March 31, 2004)

Number of Stock Acquisition Rights Issued	1,305

Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	1,305,000 shares of the Company’s common stock (The number of shares to be issued upon exercise of each stock acquisition right shall be 1,000.)

Issue Price of Stock Acquisition Rights	No consideration

Note:	In addition to the stock acquisition rights shown above, the Company issues subscription rights for the purpose of granting stock options pursuant to Article 280-19.1 of the former Commercial Code of Japan. The number of shares to be issued upon exercise of these subscription rights is 889,000 shares of the Company’s common stock.

Stock Acquisition Rights Issued to Persons Other Than Shareholders with Special Favorable Conditions in Fiscal 2003

Name of Stock Acquisition Rights	Hitachi, Ltd. 1st Stock Acquisition Rights

Issue Date of Stock Acquisition Rights	July 31, 2003

Number of Stock Acquisition Rights Issued	1,305

Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	1,305,000 shares of the Company’s common stock (The number of shares to be issued upon exercise of each stock acquisition right shall be 1,000.)

Issue Price of Stock Acquisition Rights	No consideration

Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY561 per share

Period during Which Stock Acquisition Rights May Be Exercised	From August 1, 2004 to July 31, 2007

Conditions for Exercise of Stock Acquisition Rights

(1)    In the event a person holding the stock acquisition rights loses the position of Director, Executive Officer or employee of the Company, such person may exercise the stock acquisition rights only within the succeeding six months of such event. In the event of the death of the person, the stock acquisition rights expire immediately.

(2)    Other terms of exercising the stock acquisition rights shall be subject to the provisions in granting agreement between the Company and each qualified person.

Cancellation of Stock Acquisition Rights	The Company may acquire and cancel the stock acquisition rights at any time without consideration.

Special Favorable Conditions	The Company issued the stock acquisition rights without any consideration for granting stock options.

Note:	The issue of the stock acquisition rights shown above is resolved at the Board of Directors meeting on July 31, 2003 in accordance with the resolution approved at the 134th Ordinary General Meeting of Shareholders on July 25, 2003.

Directors and Executive Officers to Whom Stock Acquisition Rights Were Allocated

Name	Number of Stock Acquisition Rights	Name	Number of Stock Acquisition Rights
Tsutomu Kanai	30	Minoru Tsukada	15
Etsuhiko Shoyama	30	Yoshito Tsunoda	15
Yoshiki Yagi	30	Hiroaki Nakanishi	15
Yoshiro Kuwata	30	Tadahiko Ishigaki	15
Shigemichi Matsuka	30	Shozo Saito	15
Kotaro Muneoka	30	Manabu Shinomoto	15
Ginko Sato	30	Takuya Tajima	15
Hiromichi Seya	30	Takashi Hatchoji	15
Akira Chihaya	30	Kazuo Furukawa	15
Toshiro Nishimura	30	Makoto Ebata	12
Hiroshi Kuwahara	30	Yasuo Sakuta	12
Takashi Kawamura	30	Takao Suzuki	12
Masayoshi Hanabusa	30	Koichiro Nishikawa	12
Kazuo Kumagai	25	Tsugio Momose	12
Katsukuni Hisano	25	Kazuhiro Mori	12
Takao Matsui	20	Iwao Hara	12
Isao Ono	20	Takashi Miyoshi	12
Masaharu Sumikawa	20	Taiji Hasegawa	12
Michiharu Nakamura	20	Masahiro Hayashi	12
Hiromi Kuwahara	20

Notes:	(1) Mr. Tadahiko Ishigaki resigned from Executive Officer on February 4, 2004.

(2) Mr. Shigeharu Mano, who was newly assumed the position of Executive Officer on February 5, 2004, had been granted 10 stock acquisition rights as an employee of the Company.

Certain Employees etc. to Whom Stock Acquisition Rights Were Allocated (10 Largest)

Name	Number of Stock Acquisition Rights	Name	Number of Stock Acquisition Rights
Keisuke Ogawa	15	Masayuki Sato	15
Toshihiko Odaka	15	Akira Tonomura	15
Yoshiharu Obata	15	Jun Naruse	15
Akira Kawahara	15	Hiroyuki Fukuyama	15
Fumiyuki Kobayashi	15	Masahiro Maeda	15

Stock Acquisition Rights Issued to Certain Employees etc.

	Number of the Stock Acquisition Rights	Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Number of Person
Employees of the Company	510	510,000 shares of the Company’s common stock	46
Directors and Executive Officers of the Company’s Subsidiaries	—	—	—
Corporate Auditors and Audit Committee Members of the Company’s Subsidiaries	—	—	—
Employees of the Company’s Subsidiaries	—	—	—

2. Unconsolidated Balance Sheets

	March 31, 2004	March 31, 2003
	(Millions of yen)
(ASSETS)
CURRENT ASSETS	1,909,420	1,921,651
Cash	265,201	168,872
Notes receivable	10,936	5,880
Accounts receivable	585,880	677,917
Marketable securities	3,319	4,233
Money held in trust	82,902	80,627
Finished goods	37,523	45,643
Semi-finished goods	52,343	48,556
Raw materials	36,610	40,864
Work in process	167,920	191,545
Advances paid	34,068	40,382
Short-term loan receivables	370,390	335,011
Deferred tax assets	86,903	85,693
Others	182,020	198,768
Allowance for doubtful receivables	(6,600)	(2,347)
FIXED ASSETS	1,798,964	1,903,377
Tangible fixed assets	291,048	420,493
Buildings	114,145	162,789
Structures	11,507	15,969
Machinery	62,666	111,231
Vehicles	193	209
Tools and furniture	56,736	70,273
Land	43,840	49,034
Construction in progress	1,958	10,985
Intangible fixed assets	153,039	155,815
Software	106,753	105,546
Railway and public utility installation	729	926
Others	45,556	49,342
Investments and Others	1,354,876	1,327,068
Investments in affiliated companies	1,048,965	882,904
Investments in securities	145,334	156,691
Long-term loan receivables	5,606	2,129
Deferred tax assets	123,516	249,036
Others	31,816	47,632
Allowance for doubtful receivables	(361)	(11,323)

TOTAL ASSETS	3,708,385	3,825,029

	March 31, 2004	March 31, 2003
	(Millions of yen)
(LIABILITIES)
CURRENT LIABILITIES	1,819,420	1,819,074
Trade accounts payable	624,281	750,967
Short-term debt	21,641	28,426
Commercial paper	20,000	120,000
Current installments of debentures	218,470	92,828
Other accounts payable	57,695	77,280
Accrued expenses	152,135	150,456
Advances received from customers	148,711	177,203
Deposits received	557,928	394,079
Warranty reserve	8,668	12,137
Others	9,888	15,695
FIXED LIABILITIES	515,584	631,990
Debentures	280,000	418,471
Long-term debt	54,428	23,548
Accrued pension liability	127,372	120,981
Reserve for loss on repurchasing computers	21,260	25,240
Reserve for exhibition at The 2005 World Exposition, Aichi, Japan	1,790	895
Reserve for contribution to Defined Contribution Pension Plan	28,124	42,853
Others	2,609	—
TOTAL LIABILITIES	2,335,005	2,451,065
(STOCKHOLDERS’ EQUITY)
CAPITAL STOCK	282,032	282,032
CAPITAL SURPLUS	268,756	268,708
Capital reserve	268,708	268,708
Others	47	—
Gain on disposition of treasury stock	47	—
RETAINED EARNINGS	823,768	802,873
Earned surplus reserve	70,438	70,438
Voluntary reserve	684,444	677,794
Reserve for software program development	30,610	32,139
Reserve for special depreciation	1,843	1,664
Special reserve	651,990	643,990
Unappropriated retained earnings	68,885	54,640
UNREALIZED HOLDING GAINS ON SECURITIES	30,983	22,189
TREASURY STOCK	(32,162)	(1,839)
TOTAL STOCKHOLDERS’ EQUITY	1,373,379	1,373,964

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	3,708,385	3,825,029

Notes:

(1)	Inventories

Finished goods, semi-finished goods and work in process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is determined by the moving average method.

(2)	Securities and money held in trust

Investments in affiliated companies are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized Holding Gains On Securities.” The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

Money held in trust is stated at fair value.

(3)	Depreciation of tangible fixed assets

Buildings: Straight-line method.

Other tangible fixed assets: Declining-balance method.

Accumulated depreciation of tangible fixed assets: JPY791,073 million

(4)	Depreciation of intangible fixed assets

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Other intangible fixed assets: Straight-line method.

(5)	Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets at March 31, 2004.

Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years. Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees.

Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.

(6)	Reserve for exhibition at The 2005 World Exposition, Aichi, Japan is based on Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

(7)	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(8)	Short-term receivables from affiliated companies	JPY748,443 million
	Long-term receivables from affiliated companies	JPY8,874 million
	Short-term payables to affiliated companies	JPY1,041,010 million
	Long-term payables to affiliated companies	JPY2,000 million

(9)	The difference between acquisition cost and carrying cost of other securities in “Total Stockholders’ Equity,” under Article 124.3 of the Enforcement Regulations of the Commercial Code of Japan, amounted to JPY32,300 million.

(10)	Rights to subscribe for new shares of the Company under Article 280-19.1 of the former Commercial Code of Japan

Class	Number of shares to be issued	Issue price per share	Issue period
Common Stock	217,000 shares	JPY1,451	7/27/2001 – 7/26/2005
Common Stock	672,000 shares	JPY1,270	8/4/2002 – 8/3/2006

(11)	In addition to the capitalized fixed assets, as significant equipment, the Company utilizes application software and computer manufacturing equipment under the lease arrangements.

(12)	Pledged assets
Investments in affiliated companies JPY56 million
(13)	Loan guarantees JPY55,558 million

3. Unconsolidated Statements of Income

	Years ended March 31
	2004	2003
	(Millions of yen)
Net sales	2,488,873	3,112,411
Cost of sales	1,999,740	2,517,608

Gross profit on sales	489,132	594,802

Selling, general and administrative expenses	481,584	541,061

Operating income	7,548	53,741

Non-operating income	61,569	51,496
Interest and dividends	52,641	44,518
Others	8,927	6,978
Non-operating expenses	48,934	53,223
Interest	12,089	12,249
Others	36,844	40,974

Ordinary income	20,183	52,014

Extraordinary gain	68,891	92,198
Gain on sale of affiliated companies’ common stock and investments in securities	61,861	41,347
Gain on sale of land	7,029	—
Gain on sale of real estate	—	46,638
Gain on transfer of business units	—	4,211
Extraordinary loss	10,155	63,127
Impairment loss on investments and securities	10,155	55,327
Loss on additional depreciation etc.	—	7,799

Net Income before income taxes	78,918	81,085
Income taxes
Current	(61,207)	(17,681)
Deferred	100,014	70,477

Net income	40,111	28,289
Unappropriated retained earnings at the beginning of the period	37,695	34,541
Interim dividends paid	9,894	10,012
Transferred retained earnings associated with corporate split	972	1,822

Unappropriated retained earnings at the end of the period	68,885	54,640

Notes:

(1)	Gain on sale of affiliated companies’ common stock and investments in securities of JPY61,861 million consists of gain on sale of affiliated companies’ common stock of JPY34,229 million and gain on sale of investments in securities of JPY27,632 million.

(2)	Impairment loss on investments and securities of JPY10,155 million consists of impairment loss on common stock and investments in affiliated companies of JPY5,221 million and impairment loss on investments in securities of JPY4,934 million.

(3)	Transferred retained earnings associated with corporate split of JPY972 million is amount of retained earnings transferred to the Company as a result of its acquisition of part of nuclear power businesses of Hitachi Engineering Co., Ltd. and Hitachi Engineering & Services Co., Ltd.

(4)	Sales to affiliated companies	JPY801,712 million
	Purchases from affiliated companies	JPY1,569,922 million
	Non-operating transactions with affiliated companies	JPY106,457 million

(5)	Net income per share	JPY12.14

4. Appropriation of Retained Earnings

Appropriation of Retained Earnings
Yen

Unappropriated retained earnings at the end of the period	68,885,946,920

Reversal of reserve for software program development	4,901,452,946

Reversal of reserve for special depreciation	1,051,155,617

Total	74,838,555,483

Unappropriated retained earnings disposed of:

Cash dividends (JPY 5.00 per share)	16,490,074,515

Special reserve	21,000,000,000

Unappropriated retained earnings carried forward to the following period	37,348,480,968

Notes:

(1)	The amount of cash dividends is calculated after deducting 70,109,973 shares of treasury stock.

(2)	Reserve for software program development and reserve for special depreciation are made in accordance with the Special Taxation Measurement Law.

Policy and Reasons of Appropriation of Retained Earnings

The Company’s dividend policy is to ensure the stable growth of dividends and to ensure the availability of sufficient internal funds for fixed capital investments and R&D that are essential for maintaining competitiveness and improving profitability based on the Company’s medium- and long-term business plans. The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. Such action will be taken by the Company based on a consideration of market conditions, its future capital requirement and other relevant factors.

For the 135th business term, while unconsolidated net sales decreased 20% from the preceding year primarily due to the transfer of large-sized businesses, unconsolidated net income increased 42%, as described in the business report. As a result, the Company decided to pay the year-end dividend of 5 yen per share, taking into account a range of factors including its financial position, profit level and payout ratio.

In addition, the Company paid the interim dividend of 3 yen per share on December 2, 2003.

5. Transcript of Accounting Auditors’ Audit Report

INDEPENDENT AUDITORS’ REPORT

MAY 12, 2004

To	Mr. Etsuhiko Shoyama, President and Chief Executive Officer

Hitachi, Ltd.

Shin Nihon & Co.
Daihyo Shain
Kanyo Shain CPA Hideo Doi
Daihyo Shain
Kanyo Shain CPA Yoshikazu Aoyagi
Daihyo Shain
Kanyo Shain CPA Naomitsu Hirayama

We have audited the balance sheet, the statement of income, the business report, the statement of proposed appropriation of retained earnings, and the related schedules of Hitachi, Ltd. for the 135th business year ended March 31, 2004 for the purpose of reporting under Article 21-26, paragraph 4 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company and subsidiaries. Management of the Company is responsible for preparing such financial statements and their supporting schedules and our responsibility is to express our opinions thereon from an independent standpoint.

Our audit was made in accordance with generally accepted auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their supporting schedules or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinions. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion,

(1)	the balance sheet and the statement of income present properly the financial position and the result of operations of the Company in conformity with related laws, regulations and the Articles of Incorporation of the Company,

(2)	the business report, as far as the accounting data included such report are concerned, presents properly the status of the Company in conformity with related laws, regulations and the Articles of Incorporation of the Company,

(3)	the statement of proposed appropriation of retained earnings has been prepared in conformity with related laws, regulations and the Articles of Incorporation of the Company, and

(4)	the supporting schedules, as far as the accounting data included in such schedules are concerned, have nothing to be pointed out pursuant to the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

6. Transcript of Audit Committee’s Audit Report

AUDIT REPORT

We, the Audit Committee of the Company, audited the performance by Directors and Executive Officers of their duties during the 135th business term from April 1, 2003 to March 31, 2004. As a result, we hereby report as follows:

1. Method of Audit in Outline

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the “Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha” (hereinafter referred to as the “Special Exceptions Law”) and Article 193 of the Enforcement Regulations of the Commercial Code of Japan and the system in general concerning the internal control of the Company established thereunder, and in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee and in collaboration with the relevant departments, attended important meetings, received reports or heard from the Directors, Executive Officers, etc. on matters concerning the execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, and received reports or heard from the subsidiaries on their business operations and made investigation into the state of their activities and property when necessary. In addition, we received from the Company’s Accounting Auditors reports on and accounts of their audit and examined the financial statements and the supporting schedules based on such reports and accounts.

With respect to competitive transactions by Directors or Executive Officers, transactions involving conflicting interests between Directors or Executive Officers and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its shares, etc., we, in addition to the aforementioned method of audit, required Directors or Executive Officers, etc. to render reports on and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit

We are of the opinion:

(1)	that the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the Special Exceptions Law and Article 193 of the Enforcement Regulations of the Commercial Code of Japan are proper;

(2)	that the method and results of the audit made by the Company’s Accounting Auditors, Shin Nihon & Co. are proper;

(3)	that the business report fairly presents the state of the Company in accordance with the law, regulations and the Articles of Incorporation;

(4)	that the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(5)	that the supporting schedules fairly present the matters to be stated therein and contain nothing to be pointed out; and

(6)	that in connection with the performance by Directors or Executive Officers of their duties, including the subsidiaries’ affairs, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

With respect to competitive transactions by Directors or Executive Officers, transactions involving conflicting interests between Directors or Executive Officers and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its shares, etc., we find no breach by Directors and Executive Officers of their duties.

May 13, 2004

Audit Committee, Hitachi, Ltd.
Shigemichi Matsuka (Standing)
Kotaro Muneoka (Standing)
Ginko Sato
Hiromichi Seya
Toshiro Nishimura

Note:	Ms. Ginko Sato, Mr. Hiromichi Seya and Mr. Toshiro Nishimura are outside Directors who fulfill the qualification requirements as provided for in the proviso clause of Article 21-8.4 of the Special Exceptions Law.

(Supplementary Information)

Consolidated Financial Information

Consolidated Balance Sheets

	March 31, 2004	March 31, 2003
	(Millions of yen)
(Assets)
Current assets	5,219,942	5,193,465
Cash and cash equivalents	764,396	828,171
Short-term investments	177,949	186,972
Trade receivables
Notes	142,802	153,587
Accounts	2,043,727	1,903,640
Investment in leases	451,753	437,076
Inventories	1,123,406	1,187,529
Other current assets	515,909	496,490
Investments and advances	908,962	726,442
Property, plant and equipment	2,232,862	2,601,050
Other assets	1,228,556	1,658,432
Total assets	9,590,322	10,179,389

(Liabilities and Stockholders’ equity)
Current liabilities	3,911,054	4,005,228
Short-term debt	1,183,463	1,328,446
Trade payables
Notes	67,581	71,934
Accounts	1,220,033	1,140,130
Advances received	216,544	252,861
Other current liabilities	1,223,433	1,211,857
Noncurrent liabilities	2,712,321	3,569,371
Long-term debt	1,314,102	1,512,152
Retirement and severance benefits	1,273,509	1,932,646
Other liabilities	124,710	124,573
Minority interests	798,816	751,578
Stockholders’ equity	2,168,131	1,853,212
Common stock	282,032	282,032
Capital surplus	551,690	562,214
Legal reserve and retained earnings	1,760,435	1,766,338
Accumulated other comprehensive loss	(393,864)	(755,525)
Foreign currency translation adjustments	(95,786)	(60,948)
Minimum pension liability adjustments	(329,536)	(698,916)
Net unrealized holding gain on available-for-sale securities	31,499	4,874
Cash flow hedges	(41)	(535)
Treasury stock	(32,162)	(1,847)
Total Liabilities and Stockholders’ equity	9,590,322	10,179,389

Consolidated Statements of Income

	Years ended March 31
	2004	2003
	(Millions of yen)
Net sales	8,632,450	8,191,752
Cost of sales	6,710,154	6,240,493
Selling, general and administrative expenses	1,737,433	1,798,292

Operating income	184,863	152,967
Other income	161,170	46,737
Interest and dividends	19,160	23,079
Other	142,010	23,658
Other deductions	108,884	102,876
Interest charges	30,855	34,338
Other	78,029	68,538

Income before income taxes and minority interests	237,149	96,828
Income taxes	198,655	52,662

Income before minority interests	38,494	44,166
Minority interests	22,618	16,299

Net income	15,876	27,867

Consolidated Statements of Cash Flows

	Years ended March 31
	2004	2003
	(Millions of yen)
Cash flows from operating activities
Net income	15,876	27,867
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	436,053	480,274
Deferred income taxes	77,056	(35,526)
(Gain) loss on disposal of rental assets and other property	13,274	(14,064)
(Increase) Decrease in receivables	(187,545)	2,280
(Increase) Decrease in inventories	(67,026)	7,994
Increase in payables	145,234	96,777
Other	173,621	80,916

Net cash provided by operating activities	606,543	646,518

Cash flows from investing activities
(Increase) decrease in short-term investments	10,035	(8,162)
Capital expenditures	(289,753)	(323,825)
Purchase of rental assets, net	(465,538)	(411,452)
Purchase of investments and subsidiaries’ common stock, net	190,716	(95,074)
Collection of investment in leases	432,257	411,522
Other	(148,270)	(192,294)

Net cash used in investing activities	(270,553)	(619,285)

Cash flows from financing activities
Decrease in interest-bearing debt	(320,477)	(184,447)
Dividends paid to stockholders	(19,961)	(9,973)
Dividends paid to minority stockholders of subsidiaries	(13,714)	(13,108)
Other	(20,283)	358

Net cash used in financing activities	(374,435)	(207,170)

Effect of exchange rate changes on cash and cash equivalents	(25,330)	(21,266)

Net decrease in cash and cash equivalents	(63,775)	(201,203)

Cash and cash equivalents at beginning of year	828,171	1,029,374

Cash and cash equivalents at end of year	764,396	828,171

Notes to Consolidated Financial Statements:

(1)	The consolidated financial statements excluding segment information have been prepared in conformity with accounting principles generally accepted in the United States.

(2)	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States, restructuring charges etc. are included as part of operating income (loss).

(3)	The number of consolidated subsidiaries is 956 and that of equity-method affiliates is 165 as of the end of fiscal 2003.

Segment Information

  Industry Segment

	Years ended March 31
	2004 (A)		2003 (B)		(A) / (B)
	(Millions of yen)
Net Sales
Information & Telecommunication Systems	2,314,552	23%	1,899,651	19%	122%
Electronic Devices	1,312,380	13	1,570,069	15	84
Power & Industrial Systems	2,297,913	22	2,297,068	22	100
Digital Media & Consumer Products	1,226,955	12	1,205,551	12	102
High Functional Materials & Components	1,297,085	13	1,248,550	12	104
Logistics, Services & Others	1,256,266	12	1,449,594	14	87
Financial Services	550,982	5	579,267	6	95
Subtotal	10,256,133	100%	10,249,750	100%	100

Eliminations and Corporate Items	(1,623,683)		(2,057,998)		—

Total	8,632,450		8,191,752		105

Operating Income (Loss)
Information & Telecommunication Systems	69,932	33%	110,523	59%	63%
Electronic Devices	30,424	15	(23,242)	(12)	—
Power & Industrial Systems	33,933	16	53,253	28	64
Digital Media & Consumer Products	6,951	3	6,204	3	112
High Functional Materials & Components	46,767	22	18,301	10	256
Logistics, Services & Others	533	0	10,352	6	5
Financial Services	22,388	11	12,067	6	186
Subtotal	210,928	100%	187,458	100%	113

Eliminations and Corporate Items	(26,065)		(34,491)		—

Total	184,863		152,967		121

Note:	Net sales by segment include intersegment transactions.

Net Sales by Market

	Years ended March 31
	2004 (A)		2003 (B)		(A) / (B)
	(Millions of yen)
Domestic sales	5,654,856	66%	5,546,543	68%	102%
Overseas sales
Asia	1,212,844	14	1,017,439	12	119
North America	873,243	10	890,684	11	98
Europe	655,824	7	537,029	7	122
Other Areas	235,683	3	200,057	2	118
Subtotal	2,977,594	34	2,645,209	32	113

Total	8,632,450	100%	8,191,752	100%	105

Five-Year Summary (Consolidated basis)

	Years ended March 31
	2000	2001	2002	2003	2004
	(Billions of yen)
Net sales	8,001.2	8,416.9	7,993.7	8,191.7	8,632.4
Overseas sales	2,343.6	2,625.6	2,549.1	2,645.2	2,977.5
Operating income (loss)	174.3	342.3	(117.4)	152.9	184.8
Net income (loss)	16.9	104.3	(483.8)	27.8	15.8
Net asset per share (yen)	895	857	690	551	657
Capital investment (Completion basis, excluding leasing assets)	363.4	541.1	414.1	328.4	296.1
R&D expenditure	432.3	435.5	415.4	377.1	371.8

Note:	On April 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities” and restated the figures for prior periods accordingly.

(Translation)

Hitachi, Ltd.

VOTING RIGHT CARD

I hereby exercise my voting right as indicated below in respect of the proposals put forward at the 135th Ordinary General Meeting of Shareholders of Hitachi, Ltd. held on June 24, 2004. In the event of any continuation or adjournment of the General Meeting, my voting right shall be exercised in accordance with my intentions as signified by my entries herein.

Date:                 , 2004

Registered Seal

Number of voting rights held*
*	A shareholder is entitled to one voting right per 1,000 shares.

Item No. 1	On the proposal by the Board of Directors	FOR	AGAINST

Item No. 2	On the proposal by the Board of Directors (Except for the candidate at right) ( )	FOR	AGAINST

Item No. 3	On the proposal by the Board of Directors	FOR	AGAINST

Note:

-	The absence of a “For” or “Against” indication in respect of any proposal will be treated by the Company as an affirmative vote.

-	With respect to Item No. 2, if you wish to disapprove any of the candidates, please mark “FOR” and write the candidate’s number assigned to the person concerned in the parentheses provided. The candidate’s numbers are provided in the Agenda in the Notice of Holding Ordinary General Meeting of Shareholders.

DETACH HERE

Please read the following before filling the Voting Right Card.

1.	If you wish to attend the General Meeting of Shareholders, please bring the Voting Right Card with you on the day and present it at the entrance to the meeting hall.

2.	If you do not wish to attend the General Meeting of Shareholders, please circle “For” or “Against” in the column of each item, affix your seal in the space provided, detach and mail the card so as to be received by Hitachi, Ltd. on or before June 23, 2004.

Reference Number of Shareholder
Number of shares held
Number of shares in the share-register
Number of shares in the beneficiaries’ record

FOR IMMEDIATE RELEASE

Appointment of New Executive Officer Accompanying Planned Merger of Hitachi, TOKICO and Hitachi Unisia Automotive

Tokyo, June 21, 2004 —Hitachi, Ltd. (NYSE:HIT / TSE:6501 / ‘Hitachi’) today announced the appointment of a new executive officer in accordance with a decision taken at meeting of Nominating Committee and Board of Directors convened today. The appointment, as detailed below, relates to the already-announced merger of Hitachi, TOKICO LTD. (TSE:7232) and Hitachi Unisia Automotive, Ltd. Discussions and preparations are continuing with respect to this merger, which is scheduled for October 1, 2004.

1. New Executive Officer Appointee

    Vice President and Executive Officer                     Jyunzo Kawakami

2. Biography of New Executive officer

Date of Birth	:	July 29, 1944

Education
March, 1973	:	PhD (Electrical Engineering), The University of Tokyo

Business Experience
June, 2003	:	President & Representative Director, TOKICO LTD.

April, 2001	:	Chief Technology Officer, Automotive Products of Hitachi, Ltd.

June, 1997	:	General Manager, Hitachi Research Laboratory of Hitachi, Ltd.

August, 1993	:	Deputy General Manager, Hitachi Research Laboratory of Hitachi, Ltd.

August, 1988	:	Manager of 10th Department, Hitachi Research Laboratory of Hitachi, Ltd.

November, 1982	:	Joined Hitachi, Ltd.

April, 1975	:	Associate Professor, Department of Electronic Engineering, Faculty of Engineering, The University of Tokyo

April, 1973	:	Lecturer, Faculty of Engineering, The University of Tokyo

3. Effective Date of Appointment

    October 1, 2004 (Planned merger date)

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT/TSE:6501) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

(Translation)

Hitachi, Ltd.

6, Kanda-Surugadai 4-chome

Chiyoda-ku, Tokyo

June 24, 2004

To Shareholders

Report on the Matter Reported and Resolutions Adopted

at the 135th Ordinary General Meeting of Shareholders

Dear Sir/Madam:

We take pleasure in informing you that the following items were reported and resolved, respectively, at our 135th Ordinary General Meeting of Shareholders held today.

Reporting Matter

Report on the Business Report, the Statement of Income and the Appropriation of Retained Earnings for the 135th Business Term (from April 1, 2003 to March 31, 2004) and the Balance Sheet as of March 31, 2004

The above financial statements were reported.

The Company reported that it was decided to pay a dividend of 5.0 yen per share based on its policy on appropriation of retained earnings in light of the Company’s business results, financial conditions, income level, dividend payout ratio and other relevant factors.

Matters to be resolved

Item No.	1 Amendment to the Articles of Incorporation

It was approved as proposed that the Company establishes a provision to enable it to repurchase its own shares by the resolution of the Board of Directors in order to implement its capital policy with agility. In accordance with this amendment, the numbering of Article 7 to 33 is changed by increasing one number each.

Item No.	2 Election of 14 Directors due to expiration of the term of office of all Directors

These following persons were re-elected and assumed their offices forthwith.

Tsutomu Kanai

Etsuhiko Shoyama

Yoshiki Yagi

Kotaro Muneoka

Ginko Sato

Hiromichi Seya

Akira Chihaya

Toshiro Nishimura

Takashi Kawamura

Yoshiro Kuwata

Hiroshi Kuwahara

Masayoshi Hanabusa

These following persons were newly elected and assumed their offices forthwith.

Takashi Miyoshi

Isao Uchigasaki

Item No.	3 Issuance of stock acquisition rights for the purpose of granting stock options

It was approved as proposed that the Company issues the stock acquisition rights, not exceeding the total of 1,500,000 shares to be issued, without any consideration for the purpose of granting stock options to the Directors, Executive Officers and employees of the Company.

Very truly yours,

Etsuhiko Shoyama
President and Chief Executive Officer

NOTICE

At the Company’s Board of Directors meeting held after the 135th Ordinary General Meeting of Shareholders, Chairman of the Board was selected and the members of the Nominating Committee, the Audit Committee and the Compensation Committee were appointed as follows. As regards Executive Officers, the following persons, same as the members effective as of April 1, 2004, were appointed and assumed their offices forthwith.

Board of Directors

Chairman of the Board	Tsutomu Kanai
Director	*Etsuhiko Shoyama
Director	Yoshiki Yagi
Director	Kotaro Muneoka
Director	*Takashi Miyoshi
Director	**Ginko Sato
Director	**Hiromichi Seya
Director	**Akira Chihaya
Director	**Toshiro Nishimura
Director	*Isao Uchigasaki
Director	Takashi Kawamura
Director	Yoshiro Kuwata
Director	Hiroshi Kuwahara
Director	Masayoshi Hanabusa

The Directors marked with * concurrently hold the position of Executive Officers. The Directors marked with ** are outside Directors who fulfill the qualification requirements as provided for in the proviso clause of Article 21-8.4 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. Members of each committee are as follows.

Nominating Committee:	Tsutomu Kanai (Chairman), Etsuhiko Shoyama, Ginko Sato, Hiromichi Seya, Toshiro Nishimura
Audit Committee:	Yoshiki Yagi (Chairman), Kotaro Muneoka, Ginko Sato, Hiromichi Seya, Toshiro Nishimura
Compensation Committee:	Tsutomu Kanai (Chairman), Etsuhiko Shoyama, Hiromichi Seya, Akira Chihaya, Toshiro Nishimura

Executive Officers

Representative Executive Officer President and Chief Executive Officer	Etsuhiko Shoyama
Representative Executive Officer Executive Vice President and Executive Officer	Katsukuni Hisano
Representative Executive Officer Executive Vice President and Executive Officer	Isao Ono
Representative Executive Officer Executive Vice President and Executive Officer	Michiharu Nakamura
Senior Vice President and Executive Officer	Kazuo Furukawa
Senior Vice President and Executive Officer	Hiroaki Nakanishi
Senior Vice President and Executive Officer	Takashi Hatchoji
Senior Vice President and Executive Officer	Takashi Miyoshi
Vice President and Executive Officer	Takuya Tajima
Vice President and Executive Officer	Shigeharu Mano
Vice President and Executive Officer	Kazuhiro Mori
Vice President and Executive Officer	Yoshito Tsunoda
Vice President and Executive Officer	Manabu Shinomoto
Vice President and Executive Officer	Kazuhiro Tachibana
Vice President and Executive Officer	Taiji Hasegawa
Vice President and Executive Officer	Minoru Tsukada
Vice President and Executive Officer	Makoto Ebata
Vice President and Executive Officer	Iwao Hara
Executive Officer	Masaharu Sumikawa
Executive Officer	Shozo Saito
Executive Officer	Yasuo Sakuta
Executive Officer	Takao Suzuki
Executive Officer	Koichiro Nishikawa
Executive Officer	Masahiro Hayashi
Hitachi Group Executive Officer	Isao Uchigasaki

Note: The responsibilities of each Executive Officer are stated in the Business Report for the 135th business term.